Exhibit 99.1

WANG & LEE GROUP, INC. Announces Share Combination

HONG KONG, August 21, 2025 (GLOBE NEWSWIRE) — WANG & LEE GROUP, Inc. (NASDAQ: WLGS) (“W&L”, or the “Company”), Hong Kong-based construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, today announced that on July 28, 2025, its board of directors approved a combination of its ordinary shares on a 250-to-one basis (the “Share Combination”). The Company’s ordinary shares will begin trading on a post combination basis on September 2, 2025.

As a result of the Share Combination, each two hundred and fifty (250) pre-combination ordinary shares of the Company will be automatically combined into one (1) ordinary share without any action on the part of the holders, with no change to the par value, and the Company’s issued and outstanding ordinary shares will be reduced from 174,679,566 to approximately 698,719. The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “WLGS” under a new CUSIP number – G9T22C118. The Share Combination is intended to increase the market price per share of the Company’s ordinary shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Share Combination. Shareholders who otherwise would be entitled to a fractional share because they hold a number of ordinary shares not evenly divisible by 250 will automatically be entitled to receive an additional fractional share of the Company’s whole shares in order to ensure that the Company does not have any fractional shares in issue.

The Share Combination will not be submitted to a vote of the Company’s shareholders as a vote is not required under the laws of the British Virgin Islands.

The Company’s transfer agent, Transhare Corporation, will act as the exchange agent. Adjustments made to ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact Transhare Corporation, LLC for further information at (303) 662-1112.

About WANG & LEE GROUP, Inc.

WANG & LEE GROUP, Inc. is a Hong Kong-based construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, which includes low voltage (220v/phase 1 or 380v/phase 3) electrical system, mechanical ventilation and air-conditioning system, fire service system, water supply and sewage disposal system installation and fitting out for the public and private sectors. It is also able to provide design and contracting services to all trades in the construction industry. Their clients range from small startups to large companies.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

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WANG & LEE GROUP, Inc.: https://www.wangnleegroup.com/

Email: ir@wangnlee.com.hk

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